

SECURI[...]ON

07002654


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C. SECTION
156

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN PONG 626 - 285 - 0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAKENAGA, HASHIZU, JAY & CO.
(Name – *if individual, state last, first, middle name*)

1381 WARNER AVE., STE C (Address) TUSTIN (City) CA (State) 92780 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OWNER / PRESIDENT
Title

Notary Public



CHUYING HEI
Commission # 1448817
Notary Public - California
Los Angeles County
My Comm. Expires Nov 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC. [13]

SEC FILE NO.: 8-35259 [14]

FIRM I.D. NO.: 17463 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

139 E. LAS TUNAS DRIVE [20]
(No. and Street)

SAN GABRIEL [21] CA [22] 91776 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PONG [30]

(Area Code) — Telephone No.

(626)285-0606 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of February 20 07

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

TAKENAGA, HASHIZU, JAY & CO. [70]

ADDRESS

1381 WARNER AVE. STE C [71]	TUSTIN [72]	CA [73]	92780 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-35259 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 80,834	200			$ 80,834	750
2. Receivables from brokers or dealers:						
A. Clearance account	43,091	295				
B. Other		300	$	550	43,091	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	94,123	424				
E. Spot commodities		430			94,123	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	16,914	680	16,914	920
11. Other assets		535	13,865	735	13,865	930
12. TOTAL ASSETS	$ 218,048	540	$ 30,779	740	$ 248,827	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	[10]	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	17,529	1205		1385	17,529	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured	3,281	1211 [12]		1390 [14]	3,281	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220	697	1440	697	1750
20. TOTAL LIABILITIES	$ 20,810	1230	$ 697	1450	$ 21,507	1760

Ownership Equity

Item		Amount	
21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		10,000	1792
C. Additional paid-in capital		134,000	1793
D. Retained earnings		83,320	1794
E. Total		227,320	1795
F. Less capital stock in treasury		[16] (0)	1796
24. TOTAL OWNERSHIP EQUITY		$ 227,320	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 248,827	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 227,320	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			227,320	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 227,320	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 30,779	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(30,779)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 196,541	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	14,118	3734		
D. Undue Concentration		3650		
E. Other (List)	965	3736	(15,083)	3740
10. Net Capital			$ 181,458	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	1,434	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	131,458	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	179,307	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	20,810	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	20,810	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	12	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC.

For the period (MMDDYY) from 010106 [3932] to 123106 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 272,025	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		272,025	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		21,259	3949
c. Total gain (loss)		21,259	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		13,071	3975
8. Other revenue		8,553	3995
9. Total revenue		$ 314,908	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		40,226	4115
12. Commissions paid to other broker-dealers		173,255	4140
13. Interest expense		382	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		6,020	4195
15. Other expenses		90,048	4100
16. Total expenses		$ 309,931	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 4,977	4210
18. Provision for Federal income taxes (for parent only)		1,474	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 3,503	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC.

For the period (MMDDYY) from 01 01 06 to 12 31 06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Amount	Code
1. Balance, beginning of period		$ 223,817	4240
A. Net income (loss)		3,503	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 227,320	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 30 WED BUSH MORGAN SEC., INC/NATIONAL FINANCI [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hashizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

Independent Auditors' Report

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statements of financial condition of E-W Investments, Inc. (the "Company") as of December 31, 2006 and 2005 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Takenaga, Hashizu, Jay & Co.

Tustin, California
February 21, 2007

E-W INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

		2006		2005
ASSETS				
Current assets:				
Cash and cash equivalents	$	80,834	$	25,661
Deposits held at clearing brokers		35,000		35,000
Receivable from clearing brokers		8,091		40,426
Marketable securities, at fair value		94,123		102,017
Prepaid income taxes		793		1,593
Total current assets		218,841		204,697
Property and equipment:				
Automobile		34,735		34,735
Furniture and fixtures		14,240		14,240
Office equipment		45,166		45,166
Leasehold improvements		84,339		84,339
		178,480		178,480
Less: accumulated depreciation		161,566		144,356
		16,914		34,124
Other assets:				
Deposits		4,046		4,046
Deferred tax asset		9,026		10,030
		13,072		14,076
	$	248,827	$	252,897
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Current portion of note payable	$	3,281	$	6,294
Accrued expenses		15,656		17,364
Payroll taxes payable		1,873		1,114
Total current liabilities		20,810		24,772
Other liabilities:				
Note payable, net of current portion		-		3,281
Deferred tax liability		697		1,027
Total liabilities		21,507		29,080
Stockholder's equity:				
Common stock, $1 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		10,000		10,000
Additional paid-in capital		134,000		134,000
Retained earnings		83,320		79,817
Total stockholder's equity		227,320		223,817
	$	248,827	$	252,897

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Securities commissions and fees	$ 272,025	$ 245,585
Investment advisory fees	13,071	12,385
Interest and dividend	11,627	5,843
Net gain on sale of marketable securities	2,806	2,732
Net unrealized gain (loss) on marketable securities	6,826	2,804
Other revenue	8,553	15,107
	314,908	284,456
Expenses:		
Advertising	220	711
Bank charges	10	56
Commission and brokerage fees	173,255	163,610
Contributions	25	-
Data processing costs	5,160	1,716
Depreciation	17,210	17,895
Dues and subscriptions	300	450
Education and seminars	600	240
Gifts	216	-
Insurance	5,208	5,593
Interest	382	731
Janitorial	480	300
Legal and professional fees	34,097	17,640
Meals and entertainment	2,721	2,610
Miscellaneous	145	355
Office supplies and expense	2,530	2,156
Outside labor	5,549	-
Payroll taxes	4,547	5,150
Penalties	-	7
Regulatory fees and expenses	6,020	9,637
Rent	6,496	15,840
Repairs and maintenance	409	135
Salaries	40,226	48,100
Taxes and licenses	541	1,071
Telephone	1,518	-
Travel	1,956	1,215
Utilities	110	208
	309,931	295,426
Income (loss) before income tax benefit	4,977	(10,970)
Income tax expense (benefit)	1,474	(3,145)
Net income (loss)	$ 3,503	$ (7,825)

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2004	10,000	10,000	134,000	87,642	231,642
Net loss	-	-	-	(7,825)	(7,825)
Balance, December 31, 2005	10,000	10,000	134,000	79,817	223,817
Net income				3,503	3,503
Balance, December 31, 2006	10,000	$ 10,000	$ 134,000	$ 83,320	$ 227,320

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 3,503	$ (7,825)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	17,210	17,895
Net gain on sale of marketable securities	(2,806)	(2,732)
Net unrealized gain on marketable securities	(6,826)	(2,804)
Deferred taxes	674	(3,945)
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing brokers	32,335	(20,054)
Decrease in marketable securities	17,526	25,191
Decrease in prepaid income taxes	800	807
Increase (decrease) in accrued expenses	(1,708)	881
Increase in payroll taxes payable	759	69
Net cash provided by operating activities	61,467	7,483
Cash flows from investing activities:		
Purchases of property and equipment	-	(372)
Cash flows from financing activities:		
Principal payments on note payable	(6,294)	(5,946)
Net increase in cash and cash equivalents	55,173	1,165
Cash and cash equivalents - beginning of year	25,661	24,496
Cash and cash equivalents - end of year	$ 80,834	$ 25,661
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 382	$ 731
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of Securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	7 to 40 years

Maintenance and repair costs are expensed as incurred. Depreciation expense was $17,210 and $17,895 for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. The Company has not recognized any impairment of long-lived assets in connection with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations. In 2006 and 2005, management determined that no valuation allowance was necessary.

Reclassifications

Certain 2005 amounts in the accompanying financial statements have been reclassified to conform to the 2006 presentation.

NOTE 2 – MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities include equity securities at fair value. Proceeds from sales of trading securities during 2006 were $107,683, resulting in gross realized gains and losses of $4,732 and $1,926, respectively. Proceeds from sales of trading securities during 2005 were $28,103, resulting in gross realized gains and losses of $6,105 and $3,373, respectively.

NOTE 3 – NOTE PAYABLE

The note payable is secured by an automobile and is payable to a bank in monthly installments of $556 including interest at 5.69% and due in June 2007.

The future maturities of principal payable on the note totaled $3,281 for the year ended December 31, 2007.

NOTE 4 – INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2006 and 2005 consists of the following:

	2006	2005
Current:		
State	$ 800	$ 800
Deferred expense (benefit):		
Federal	362	(2,752)
State	312	(1,193)
	674	(3,945)
	$ 1,474	$ (3,145)

The difference between the income tax computed by multiplying income before taxes by the statutory rate and the provision for income taxes is mainly the result of unrealized gains and losses on marketable securities and unallowed deductions for meals and entertainment

Deferred income taxes principally result from net operating loss carryforwards, the use of different depreciation methods for income tax and financial statement purposes, and unrealized gains and losses on marketable securities.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. Rent paid to the stockholder in 2006 and 2005 was $0 and $6,000, respectively.

NOTE 6 – CONTINGENCIES

In 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules. Management settled the claim prior to arbitration for $15,000 pursuant to a settlement agreement dated April 2006.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer or other securities is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $181,458 and the Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

E-W INVESTMENTS, INC.
SCHEDULE I – SUPPLEMENTAL INFORMATION
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

Net Capital		
Total stockholder's equity		$ 227,320
Deductions and charges:		
Non-allowable assets:		
Property and equipment, net	$ 16,914	
Other assets	13,865	30,779
Net capital before haircuts on securities positions		196,541
Haircuts on securities:		
15% haircut on marketable equity securities	14,118	
2% haircut on money funds	965	15,083
Net capital		$ 181,458
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses		$ 15,656
Payroll taxes payable		1,873
Deferred tax liability		697
Note payable		3,281
Total aggregate indebtedness		$ 21,507
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 50,000
Net capital		181,458
Excess net capital		$ 131,458
Excess net capital at 1000%		$ 179,307
Ratio: Aggregate indebtedness to net capital		0.12 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 181,128
Audit adjustment to record deferred taxes	330
Net capital per above	$ 181,458

E-W INVESTMENTS, INC.
SCHEDULE I – SUPPLEMENTAL INFORMATION
DECEMBER 31, 2006

E-W INVESTMENTS, INC. IS EXEMPT FROM COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION UNDER SUB PARAGRAPH (K)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hashizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the consolidated financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Takenaga, Hashiya, Gray & Co.

Tustin, California
February 21, 2007

END